NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the ‘Exchange’ or the ‘NYSE’) hereby notifies the Securities and Exchange Commission (‘SEC’) of its intention to remove the entire class of common stock (‘Common Stock’) of Quiksilver, Inc. (the ‘Company’) from listing and registration on the Exchange at the opening of business on October 12, 2015, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Exchange reached its decision pursuant to Section 802.01D of the Listed Company Manual (the ‘Manual’) based on the Company’s September 9, 2015 announcement that it commenced voluntary proceedings for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware for its U.S subsidiaries. 1. Section 802.01D of the Manual states that the Exchange would normally give consideration to suspending or removing from the list a security of a company when ‘an intent to file under any of the sections of the bankruptcy law has been announced or a filing has been made or liquidation has been authorized and the company is committed to proceed.’ 2. Based on the Company’s September 9, 2015 announcement mentioned above, on September 9, 2015, the Exchange determined that the Common Stock of the Company should be suspended immediately from trading, and directed the preparation and filing with the SEC of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified by phone and by letter on September 9, 2015. 3. Pursuant to the above authorization, a press release was immediately issued and an announcement was made on the ‘ticker’ of the Exchange on September 9, 2015, of the suspension of trading in the Common Stock. Similar information was included on the Exchange’s website. 4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specified time period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.